Exhibit 1.02

Skyworks Solutions, Inc.

Conflict Minerals Report
For the Calendar Year Ended December 31, 2013
Background
This report for the year ended December 31, 2013, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Conflict Minerals Rule”). The Conflict Minerals Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement due diligence and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Conflict Minerals Rule imposes these due diligence and disclosure requirements on companies that file public reports with the SEC and whose manufactured products contain conflict minerals that are necessary to the functionality or production of the products. Conflict minerals are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten (“3TG”). These requirements apply to reporting companies whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.
If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, the registrant must submit a Specialized Disclosure Report on Form SD that describes the reasonable country of origin inquiry completed. If a registrant has reason to believe that any of the conflict minerals in the registrant’s supply chain may have originated in the Covered Countries, or if the registrant is unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must submit a Conflict Minerals Report (the “CMR”) to the SEC that includes a description of those due diligence measures.
Overview
Skyworks Solutions, Inc. (herein referred to as “Skyworks,” the “Company,” “we,” “us,” or “our”) is an innovator of high performance analog semiconductors. Leveraging core technologies, Skyworks supports automotive, broadband, wireless infrastructure, energy management, GPS, industrial, medical, military, wireless networking, smartphone and tablet applications. The Company’s product portfolio includes amplifiers, attenuators, battery chargers, circulators, DC/DC converters, demodulators, detectors, diodes, directional couplers, front-end modules, hybrids, infrastructure RF subsystems, isolators, LED drivers, mixers, modulators, optocouplers, optoisolators, phase shifters, PLLs/synthesizers/VCOs, power dividers/combiners, power management devices, receivers, switches, technical ceramics and voltage regulators. We conducted an analysis of our products, including both products that we manufacture and products that we contract for manufacture, and found that substantially all of these products contain components considered likely to contain 3TG. We have conducted a survey of all of our suppliers whose materials or components contain 3TG and have concluded, based on the supplier responses, that certain of our products contain 3TG that originated, or may have originated, in the Covered Countries and that is not from recycled or scrap sources.
This CMR describes the due diligence we have performed with respect to the source and chain of custody of our conflict minerals, as well as measures we have adopted in order to mitigate the risk that the conflict minerals in our products could benefit armed groups in the Covered Countries.

Design of Due Diligence Process
To determine the source and chain of custody of 3TG necessary to the functionality and/or production of our products, we conducted due diligence on our supply chain. Our due diligence measures were developed to ascertain whether the 3TG in our products originated in the Covered Countries and, if so, whether armed groups directly or indirectly benefited as a result of the trade in these minerals. Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten. As detailed in the following sections, our due diligence process has been designed to comply with the following five steps of the OECD Guidance:

1.	Establishment of strong company management systems;

2.	Identification and assessment of risks in our supply chain;

3.	Implementation of a strategy to respond to identified risks;

4.	Audit of supply chain due diligence; and

5.	Reporting on supply chain due diligence.
Establishment of Strong Company Management Systems
Conflict Minerals Policy and Work Instruction
We have adopted a conflict minerals policy that makes the Company’s position on this issue clear to all stakeholders. The policy, which is part of the Company’s Sustainability Manual and can be found at http://www.skyworksinc.com/downloads/green_initiative/Sustainability_Systems_Manual.pdf, is regularly reviewed and updated as necessary. Pursuant to our conflict minerals policy, we have developed and implemented a documented work instruction, controlled within our established document control system, that governs all due diligence activities and other work processes related to conflict minerals. We also maintain a grievance reporting system that allows employees, suppliers, and other stakeholders to report anonymously any issues pertaining to the use of conflict minerals in our products.
Internal Management Team
We have established an internal management team for conflict minerals that includes subject matter experts from each of the following groups within Skyworks: Sustainability, Global Sourcing (Supply Chain), Legal, Finance, Corporate Communications, and Corporate Internal Audit. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by our Senior Manager of Global Sustainability. Senior management is briefed about the results of our due diligence efforts on a regular basis.
Conflict-Free Smelter Program
As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other major manufacturers in the semiconductor sector and other sectors. As a member of the Electronics Industry Citizenship Coalition (“EICC”), Skyworks participates in the Conflict Free Sourcing Initiative (“CFSI”). The CFSI has created the Conflict Free Smelter Program (“CFSP”) which provides our industry with valuable due diligence information. Under the CFSP, smelters and refiners voluntarily undergo independent third-party audits of their procurement activities and operations. Through this CFSP audit process, a smelter/refiner is certified as “CFSP-compliant” if the smelter/refiner has demonstrated that all processed materials originated from conflict-free sources.

Identification and Assessment of Risks in our Supply Chain
Identification of Potential 3TG Materials and Their Suppliers
Skyworks has an established process to evaluate our products and their associated materials content. Materials and components potentially containing 3TG, and the suppliers of such materials and components, are identified on a regular basis. We survey each of these suppliers to gather sourcing information on the 3TG found in our products.
Supplier Survey
For our supplier survey, we use the template developed by the CFSI, known as the Conflict Minerals Reporting Template (the “CMRT”). The CMRT was developed to facilitate disclosure and communication of information regarding smelters/refiners that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters/refiners the company and its suppliers use. In addition, the CMRT contains questions about supplier due diligence and the origin of conflict minerals included in the supplier’s products. Written instructions and recorded training illustrating the use of the tool is available on the CFSI’s website. We understand that the CMRT is being used by many companies in their due diligence processes related to conflict minerals.
Survey Results
We identified 47 direct suppliers whose materials or components contain 3TG. We rely on these suppliers to provide us with information about the source of conflict minerals contained in the materials and components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers. We conducted our first round of supplier surveys in the fourth quarter of calendar year 2011, our second round in the first quarter of calendar year 2013, and our third and most recent survey in the fourth quarter of calendar year 2013. In each round of supplier surveys, which were based in each case on the CMRT, we sent surveys to all identified direct suppliers of materials or components that potentially contain 3TG, and in each round, we received responses from 100% of the surveyed suppliers.
After receiving completed surveys from our suppliers, we reviewed the responses against internally developed criteria to evaluate the quality of the responses and to determine which responses required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the survey. In particular, we compared the smelters/refiners identified by our suppliers against the list of CFSP-compliant facilities. We raised the overall data quality by working directly with those suppliers who provided incomplete or inconsistent responses to provide revised responses.
In the most recent survey, responses included the names of 153 confirmed smelters/refiners (each with its own CFSP-assigned smelter identification number).1 Of these 153, 33% had been certified, as of December 31, 2013, as CFSP-compliant through a CFSP audit.
Efforts to Determine Mine or Location of Origin
Through our participation in the CFSI and by following our established due diligence process in accordance with the OECD Guidance, we have determined that seeking information about 3TG smelters and refiners in our supply chain through supplier surveys, and comparison of those results against the lists of CFSP-compliant smelters/refiners, represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain. It is through the CFSP audits that we expect to gather the necessary information to determine the mine locations.
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1 Supplier survey responses also reported additional entities that have not yet been confirmed as being valid smelters/refiners. As a part of our ongoing due diligence, Skyworks has sought and continues to seek additional information on these entities to confirm them as valid smelters/refiners, or to remove them from the tracking system.

Implementation of a Strategy to Respond to Identified Risks
The primary focus of our efforts going forward will be continued movement toward a supply chain that uses exclusively CFSP-compliant smelters and refiners. To further mitigate the risk that the conflict minerals in our products could benefit armed groups in the Covered Countries, we intend to continue our membership in the EICC and our participation in the CFSI to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.
In addition, we intend to continue to assist suppliers to do the following:

•	confirm that all smelters/refiners listed in their survey responses are actual confirmed smelters/refiners with verified CFSP identification numbers;

•	encourage smelters/refiners in their supply chains to be audited under the CFSP to become CFSP-compliant;

•
establish alternative sources of 3TG that do not support armed conflict in the Covered Countries in the event that the suppliers determine that they have been receiving 3TG from sources that support such conflict; and

•	improve their systems of transparency and internal control to ensure the quality and reliability of the data they provide.
Audit of Supply Chain Due Diligence
As noted above, we do not have a direct relationship with any smelters or refiners that are not already confirmed as CFSP-compliant. We do not directly conduct audits. Instead, we work through the EICC and the CFSI to create leverage and encourage smelters/refiners to subject their due diligence efforts to a third-party audit.
Reporting on Supply Chain Due Diligence
In 2014, our public disclosures regarding conflict mineral sourcing includes this CMR filed with the SEC as an exhibit to the Specialized Disclosure Report on Form SD. This CMR is also publicly available on our website at http://www.skyworksinc.com/ConflictMinerals.aspx.
Determination for Calendar Year 2013
While Skyworks’ suppliers have identified smelters that are the source of their conflict minerals, with respect to particular products, Skyworks has been unable to determine one or more of the following with respect to the 3TG contained in our products: whether they come from recycled or scrap sources, what facilities were used to process them, their country of origin, or their mine or location of origin.

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